EXHIBIT 99.1

Student Transportation Inc. Closes Acquisition

WALL, N.J., May 24, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc., (STI) (Nasdaq:STB) (TSX:STB), North America's third-largest provider of school bus transportation services, reported the closing of the previously announced asset purchase and sale agreement with National Express Corporation. In order to resolve antitrust concerns for the merger of National Express Corporation and Petermann Partners Inc., the divested contracts open two additional states for STI to provide transportation services in Texas and Washington. All the school districts have unanimously approved the contract transfer agreements. STI will now operate over 9,000 vehicles in 15 U.S. states and Canada.

"This is a very good opportunity for us entering two new states that have excellent growth potential," said Patrick Vaughan, STI Chief Operating Officer. "The experienced Petermann team joining our family will be a great addition to our operations. We are pleased that all the school districts overwhelmingly approved the contract transfers and we are ready to serve them with the continued level of safe and reliable transportation they have received from Petermann."

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com